EXHIBIT 99.1

May 15, 2024

Biodexa Pharmaceuticals PLC

(“Biodexa” or the “Company”)

Posting of Annual Report & Notice of AGM

Total Voting Rights

Biodexa Pharmaceuticals PLC (NASDAQ: BDRX), a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs, announces that its Notice of Annual General Meeting (“AGM”) was posted to shareholders yesterday, along with the Annual Report for the year ended 31 December 2023. The document is also available on the “Investors” section of the Company’s website at www.biodexapharma.com/investors/financial-reports-and-presentations/#financial-reports

The Company will hold the 2024 AGM at its offices at 12.00 noon BST at 1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ on 13 June 2024. Further details on how to vote by proxy are set out in the Notice of AGM.

Total Voting Rights

The Company's issued share capital comprises 2,238,225,722 Ordinary Shares each with voting rights. The Company does not hold any shares in treasury. This figure of 2,238,225,722 may be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, the share capital of the Company. Each of the Company’s American Depositary Shares comprises 400 Ordinary Shares.

For more information, please contact:

Biodexa Pharmaceuticals PLC
Tel: +44 (0)29 20480180
www.biodexapharma.com

About Biodexa Pharmaceuticals PLC

Biodexa Pharmaceuticals PLC (listed on NASDAQ: BDRX) is a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs. The Company’s lead development programs include eRapa, under development for Familial Adenomatous Polyposis and Non Muscle Invasive Blader Cancer: tolimidone, under development as a for the treatment of type 1 diabetes; and MTX110, which is being studied in aggressive rare/orphan brain cancer indications.

eRapa is a proprietary oral tablet formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signalling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorgenesis.

Tolimidone is an orally delivered, potent and selective inhibitor of Lyn kinase. Lyn is a member of the Src family of protein tyrosine kinases, which is mainly expressed in hematopoietic cells, in neural tissues, liver, and adipose tissue. Tolimidone demonstrates glycemic control via insulin sensitization in animal models of diabetes and has the potential to become a first in class blood glucose modulating agent.

MTX110 is a solubilised formulation of the histone deacetylase (HDAC) inhibitor, panobinostat. This proprietary formulation enables delivery of the product via convection-enhanced delivery (CED) at  chemotherapeutic doses directly to the site of the tumor, by-passing the blood-brain barrier and potentially avoiding  systemic toxicity.

Biodexa is supported by three proprietary drug delivery technologies focused on improving the bio-delivery and bio-distribution of medicines. Biodexa’s headquarters and R&D facility is in Cardiff, UK. For more information visit www.biodexapharma.com.